                                                                      EXHIBIT 12

PLAINS RESOURCES INC.
COMPUTATION OF RATIOS

                                                                                                          Nine Months Ended
                                                                                                             September 30,
                                                                                                         --------------------
                                         1994        1995       1996         1997           1998          1998          1999
                                        ------      ------     ------       ------         ------        ------        ------
RATIO OF EARNINGS TO FIXED CHARGES

Earnings
     Net income (loss) before taxes
      and minority interest           $   571     $ 2,652    $17,754      $22,586      $ (99,465)        $ 8,942      $38,024
     Fixed charges                     16,416      17,936     22,177       26,752         40,709          28,126       38,685
     Less capitalized interest         (2,728)     (3,093)    (3,613)      (3,280)        (3,683)         (2,728)      (3,203)
                                      -------     -------    -------      -------      ---------         -------      -------
       Total earnings available for
        fixed charges                 $14,259     $17,495    $36,318      $46,058      $ (62,439)        $34,340      $73,506
                                      =======     =======    =======      =======      =========         =======      =======

Fixed charges
     Interest expense                 $12,585     $13,606    $17,286      $22,012      $  35,730         $24,385      $32,668
     Capitalized interest               2,728       3,093      3,613        3,280          3,683           2,728        3,203
     Interest portion on rentals          110         109        102          110            133              93          462
     Amortization of debt issue
      costs                               993       1,128      1,176        1,350          1,163             920        2,352
                                      -------     -------    -------      -------      ---------         -------      -------
       Total fixed charges            $16,416     $17,936    $22,177      $26,752      $  40,709         $28,126      $38,685
                                      =======     =======    =======      =======      =========         =======      =======
Earnings in excess of (required to
 cover) fixed charges                 $(2,157)    $  (441)   $14,141      $19,306      $(103,148)        $ 6,214      $34,821

Earnings to fixed charges                 0.9         1.0        1.6          1.7           (1.5)(A)         1.2          1.9
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(A) Included in earnings for 1998 was a non-recurring gain of $60.8 million before income taxes relating to the formation of the partnership and a non-cash full cost ceiling writedown of $173.9 million before income taxes.
    If such events had not occurred, the ratio of earnings to fixed charges would have been 1.2.